Panther Motor Group, Inc.

10358 West McNab Road

Tamarac, Florida 33321

March 18, 2014

VIA EDGAR

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Panther Motor Group, Inc.

Registration Statement on Form S-1

Filed January 14, 2013

File No. 333-186009

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Panther Motor Group, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on January 14, 2013, File No. 333-186009 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement because it does not want to pursue an offering at this time. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this request for withdrawal, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Sincerely,

Panther Motor Group, Inc.

By: /s/Dominick Livoti

Name: Dominick Livoti

Title: Chief Executive Officer